Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

	Nine Months
	Ended	Year Ended
	September 30, 2006	2005	2004	2003
Earnings:
Loss from continuing operations	$(2,022)	$(2,422)	$(3,157)	$(429)
Add: Fixed charges	12,509	10,180	2,752	1,197
Less: Capitalized interest	(170)	(479)	—	—

Earnings	$10,317	$7,279	$(405)	$768

Fixed charges:
Interest expense	$11,668	$9,345	$2,481	$1,189
Capitalized interest	170	479	—	—
Amortization of deferred financing fees	671	356	271	8

Fixed charges	$12,509	$10,180	$2,753	$1,197

Ratio of Earnings to Fixed Charges(1)(2)	—	—	—	—

(1)	The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of net income from continuing operations plus fixed charges less capitalized interest. Fixed charges consist of interest expense, capitalized interest and amortization of deferred financing fees.

(2)	The shortfall of earnings to fixed charges for the nine months ended September 30, 2006 and for the years ended December 31, 2005, 2004 and 2003 was $2.2 million, $2.9 million, $3.2 million and $0.4 million, respectively.